Filed Pursuant to Rule 424(b)(3)
Registration No. 333-204135

Prospectus Supplement No. 5
(to Prospectus dated May 29, 2015)

13,941,372 Shares
of Common Stock

This is a prospectus supplement to our prospectus dated May 29, 2015 (the “Prospectus”) relating to the resale by the selling stockholders identified in the Prospectus of a total of up to an aggregate of 13,941,372 shares of our common stock.

On November 24, 2015, we filed with the Securities and Exchange Commission our Current Report on Form 8-K-.  We are filing this prospectus supplement to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K.  The text of our Current Report on Form 8-K is attached to and a part of this prospectus supplement.

This prospectus supplement should be read in conjunction with the Prospectus and may not be delivered or utilized without the Prospectus.  To the extent there is a discrepancy between the information contained in this prospectus supplement and the information in the Prospectus, the information contained herein supersedes and replaces such conflicting information.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5 of the Prospectus; in Item 1A of our Annual Report on Form 10-K for the year ended December 29, 2014; in Item 1A of our Quarterly Reports on Forms 10-Q for the quarterly periods ended March 30, 2015, April 29, 2015, and September 28, 2015, respectively; and all other information included or incorporated by reference in the Prospectus in its entirety, before you decide whether or not to make an investment in the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 15, 2015.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported):  November 18, 2015

Cosi, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	000-50052	06-1393745
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

294 Washington Street, Suite 510; Boston, Massachusetts	02108
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:   (857) 415-5000

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.01.	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On November 18, 2015, Cosi, Inc. (the “Company”) received notice from the Listing Qualifications Department of the Nasdaq Stock Market indicating that, for the last 30 consecutive business days, the bid price of the Company’s common stock had closed below the minimum $1.00 per share required for continued inclusion on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). The notification letter states that the Company will be afforded 180 calendar days, or until May 16, 2016, to regain compliance with the minimum bid price requirement.  In order to regain compliance, shares of the Company’s common stock must maintain a minimum bid closing price of at least $1.00 per share for a minimum of ten consecutive business days.  The Company intends to actively monitor the bid price for its common stock between now and May 16, 2016, and will consider all available options to resolve the deficiency and regain compliance with the Nasdaq minimum bid price requirement.

On November 24, 2015, the Company issued a press release announcing the receipt of the notice from Nasdaq.  A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Press Release of Cosi, Inc., dated November 24, 2015.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date:  November 24, 2015.
COSI, INC.

By:	/s/ Vicki Baue
Name: Vicki Baue
Title: V. P. & General Counsel, CCO

EXHIBIT INDEX

Exhibit No.	Description	Paper (P) or Electronic (E)

99.1	Press Release of Cosi, Inc., dated November 24, 2015.	E

Exhibit 99.1

FOR IMMEDIATE RELEASE

Così, Inc. Receives Nasdaq Notice of Minimum Bid Price Deficiency

BOSTON, MA, November 24, 2015 -- Così, Inc. (NASDAQ: COSI), the fast-casual restaurant company, today announced that the Company received notice on November 18, 2015, from the Listing Qualifications Department of the Nasdaq Stock Market indicating that, for the last 30 consecutive business days, the bid price of the Company’s common stock had closed below the minimum $1.00 per share required for continued inclusion on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). The notification letter states that the Company will be afforded 180 calendar days, or until May 16, 2016, to regain compliance with the minimum bid price requirement. In order to regain compliance, shares of the Company’s common stock must maintain a minimum bid closing price of at least $1.00 per share for a minimum of ten consecutive business days. The notification letter has no effect at this time on the listing of the Company’s common stock on The Nasdaq Capital Market. The Company’s common stock will continue to trade on The Nasdaq Capital Market under the symbol “COSI”.

If the Company does not regain compliance by May 16, 2016, Nasdaq will provide written notification to the Company that the Company’s common stock will be delisted. At that time, the Company may appeal Nasdaq’s delisting determination to a Nasdaq Listing Qualifications Panel. Alternatively, the Company may be eligible for an additional grace period if it satisfies the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market set forth in Nasdaq Listing Rule 5505, with the exception of the bid price requirement.

The Company intends to actively monitor the bid price for its common stock between now and May 16, 2016, and will consider all available options to resolve the deficiency and regain compliance with the Nasdaq minimum bid price requirement.

About Così, Inc.
Così (http://www.getcosi.com) is an upscale national fast casual restaurant company.  At the heart of every restaurant is a hearth where the Così® signature flatbread is made from scratch throughout the day.  The flatbread is made from a generations-old recipe and is part of many Così® favorites. Così® was founded on the idea that good for you food should be delicious.  Menu items are made using fresh ingredients and distinctive sauces and spreads to create edgy flavors.  The menu features made-to-order sandwiches, tossed salads, bowls, breakfast wraps, melts, all natural soups, signature Squagels®, artisan flatbread pizzas, S`mores, snacks and desserts.  Guests can also enjoy handcrafted beverages and a variety of coffee-based and specialty beverages.

Così® employees create a welcoming environment where guests are invited to relax and enjoy great food.  In many cases, Così® is the cornerstone of the communities that they are in and take pride in supporting community organizations and local charities. There are currently 79 Company-owned and 30 franchise restaurants operating in fifteen states, the District of Columbia, Costa Rica and the United Arab Emirates.

“COSÌ,” and related marks are registered trademarks of Così, Inc. in the U.S.A. and certain other countries. Copyright © 2015 Così, Inc. All rights reserved.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. This press release contains statements that constitute forward- looking statements under the federal securities laws. Forward-looking statements are statements about future events and expectations and not statements of historical fact. The words "believe," "may," "will," "should," "anticipate," "estimate," "expect," "intend," "objective," "seek," "plan," "strive," or similar words, or negatives of these words, identify forward- looking statements. We qualify any forward-looking statements entirely by these cautionary factors. Forward-looking statements are based on management's beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to management. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to differ materially from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Factors that could contribute to these differences include, but are not limited to: the cost of our principal food products and supply and delivery shortages and interruptions; labor shortages or increased labor costs; changes in demographic trends and consumer tastes and preferences, including changes resulting from concerns over nutritional or safety aspects of beef, poultry, produce, or other foods or the effects of food-borne illnesses, such as E. coli, “mad cow disease” and avian influenza or “bird flu”; competition in our markets, both in our business and in locating suitable restaurant sites; our operation and execution in new and existing markets; expansion into new markets including foreign markets; our ability to attract and retain qualified franchisees and our franchisees’ ability to open restaurants on a timely basis; our ability to locate suitable restaurant sites in new and existing markets and negotiate acceptable lease terms; the rate of our internal growth and our ability to generate increased revenue from our existing restaurants; our ability to generate positive cash flow from existing and new restaurants; fluctuations in our quarterly results due to seasonality; increased government regulation and our ability to secure required government approvals and permits; our ability to create customer awareness of our restaurants in new markets; the reliability of our customer and market studies; cost effective and timely planning, design and build out of restaurants; our ability to recruit, train and retain qualified corporate and restaurant personnel and management; market saturation due to new restaurant openings; inadequate protection of our intellectual property; our ability to obtain additional capital and financing; adverse weather conditions which impact customer traffic at our restaurants; and adverse economic conditions. Further information regarding factors that could affect our results and the statements made herein are included in our filings with the Securities and Exchange Commission.

Additional information is available on the Cosi, Inc. website at
www.getcosi.com in the investor relations section.

CONTACT:
Miguel Rossy-Donovan
Chief Financial Officer
(857) 415-5020
InvestorRelations@getcosi.com